FORM 10-SB
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                        UNDER SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               SYNERGY 2000, INC.
--------------------------------------------------------------------------------
        (Exact name of small business issuer as specified in its charter)



          Delaware                                        64-0872630
--------------------------------------------------------------------------------
(State of incorporation or organization)       (IRS Employer Identification No.)



       601 Pennsylvania Avenue, N. W., Suite 900; Washington, D. C. 20004
--------------------------------------------------------------------------------
                    (Address of principal executive offices)



                                 (202) 434-8349
--------------------------------------------------------------------------------
                                   (Telephone)



Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered


-----------------------------                     ------------------------------



Securities to be registered pursuant to Section 12(g) of the Act:



                             COMMON STOCK, par $.001
                                (Title of Class)


                    This form was prepared on July 23, 1998.

        For purposes of qualification under Regulation S-B, Synergy 2000:

            (a)      had total revenues for 1997 of $477,111.00,
            (b)      is a Delaware corporation,
            (c)      is not an investment company,
            (d)      is not a subsidiary of another company,
            (e)      had a public float valued at $8,250,000 on April 30, 1998.



                              INFORMATION REQUIRED


Item 1.   Description of Business.

          Synergy 2000 Inc. is an information systems management consulting firm that provides technology and management solutions for companies to prepare them for the Year 2000 and beyond. The company was formed in February of 1996 and began operations in 1997. It has not experienced a consolidation, merger, bankruptcy or other material reclassification prior to this date.

          In January 1997, Synergy 2000 began offering a suite of products and services to business computer users and information system managers. The services offered are intended to solve systems problems related to the Year 2000 and the inability of many computer software applications to process computer code containing date-related fields. The primary thrust of the business is to provide automated tools and support services to those in need of solving the century date change problem associated with re-programming computer languages to recognize the year 2000. (Some computer languages recognized any year ending in "00" as "1900". Additionally, many computers were manufactured with built-in programs or chips which recognize 19th century dates only.)

          Synergy 2000 provides consulting services, contract personnel and automated tools to convert the old code to be Year 2000 complaint. Banks, insurance companies, finance companies and large system users are the target customers. (For example, a credit card used today, but expiring in the year 2000, might be considered "expired" by any system which perceives the digits "00" as the year 1900. Many such systems are in use today.)

          Nature of Company's Products or Services Offered.
          -------------------------------------------------

          Synergy 2000's solutions to the Year 2000 dilemma include automated tools developed specifically for the Year 2000 problem, specially skilled project managers and trained staff, and applications maintenance outsourcing options, all of which work together to eliminate "dead" code and to reduce the need to freeze systems over the duration of the conversion project.

          The major operating systems supported by the company are Microsoft Windows 3.1, 95 and 97, MVS/ESA, OS/390, AS/400, and other related systems. Language support includes COBOL, RPG/400, PL/1, Natural, Assembler, Visual Basic and some 4GLs. Major databases supported include Oracle, Sybase, DB2/400, Informix, Ingres, and Access.

          Synergy 2000 offers the latest hardware and software resources pertaining to client/server, open systems and proprietary hardware environments to meet our client's programming needs. These include Pentium PC's, SUN, Hewlett-Packard, NCR, and IBM platforms.

          Synergy 2000 offers the newly introduced "DESKTOPS Unlimited" service which, thorough the use of an automated tool, scans the hard drive of desktop computers for recognizable software programs which are known to be vulnerable to date dependencies. The system provides an on-screen display of the risks identified, compiles lists of programs which need fixes and suggests remedial action. The company can also provide the staff needed to implement the corrections.


          Revenue Generation and Staffing.
          --------------------------------

          Synergy 2000 earns fees from hourly or long term contracts for technical or administrative consulting services. Additionally, the company offers problem-solution packages that earn fees for assisting clients with correcting Year-2000 issues in software products used by personal computers, local area networks and mainframe systems. The company has a management consulting operation underway also. In the industry, Year 2000 bugs are known as the "Y2K" problem.

          The company does not promote a universal solution to Y2K problems; instead, the company contracts for services on a case by case basis depending on the needs of the client. Regional commission sales agents promote the services of the company, and management arranges for projects to be completed by recruiting trained contract personnel. The Y2K services offered by Synergy 2000 are primarily supplied by programming personnel hired by the company as independent contractors on a "per contract" or "task order" basis; whereby, the scope of work given and payment made to each person is based upon the work assignment in Synergy's project scope of work.

          The limited availability of trained personnel is a restraining factor upon the company's potential growth from solving clients' Y2K problems; however, demand for services is currently strong. Identifying prospects and engaging clients is a very significant step in the service delivery system; however, providing trained personnel is a more critical step. Synergy 2000 has been able to deliver high quality service during its first year of operation. The company has four full time employees and 24 independent contractors. Of the 24 contractors, nine are regional marketing and sales agents.

          Competition and Market Factors, Including Government Regulation.
          ----------------------------------------------------------------

          Synergy  2000  provides  services  to several  firms  including  ARCO,
          RISCORP, International Paper, Jefferson-Pilot Insurance, Chubb Insurance Company, Guy Carpenter Insurance, Swiss Re (an insurer), Burlington Insurance, Keystone and Transamerica Insurance. The company is not dependent upon any one or two individual customers for its continued viability. Several clients have expressed the possibility of expanding their needs to encompass services other than Y2K issues.

          Competition among technology firms is spirited, but price competition is minimized by an increasing need for services as the year 2000 approaches. Generally, prices for technical services and Year 2000 conversion have been trending upward for the past two years.

          The company and the industry in general is vulnerable to the introduction of a technological innovation in Y2K "bug-fixing" which, theoretically, could render the services of the company less desirable. No such innovation is known to exist, but many companies are competing to develop such an innovation.

          No trademarks, patents, licenses, franchises, royalties or governmental approvals are needed to complete the exercise of updating aging software which shows date dependencies. Labor contracts are required; however, no union organization of Y2K programmers appears likely due to the fact that the languages being re-programmed are older languages.

          Government regulation appears to be helping the market significantly. The Federal Reserve is now requiring banks to address their Year 2000 requirements to maintain an orderly system of transaction records. The Securities and Exchange Commission now requires publicly reporting companies to address Year 2000 issues. No adverse impact of government regulation is envisioned.

Item 2.   Management's Discussion and Analysis or Plan of Operation.

          Synergy 2000 offers automated tools and support services to those in need of solving the century date change problem associated with converting their computer languages to recognize the year 2000. The impact is heavily felt in any industry that processes data that is date impacted and is especially significant in the banking, insurance, health care, and municipal, state and federal governments. Synergy 2000 provides services to several firms including International Paper, ARCO Petroleum, Jefferson-Pilot Insurance, Chubb Insurance Company,
          Guy Carpenter Insurance, Swiss Re (an insurer), Transamerica Insurance, Burlington Insurance, Zenith Insurance, Marsh and McLennan and RISCORP.

          The company delivers its services to the market by direct sales calls upon the user of the services, often targeting the insurance industry. Services contracted for by industry typically include "bug-fix" programming to correct the Year 2000 (Y2K) problem associated with many programming languages. Services are rendered by contract employees or subcontract independents who provide services on a task order basis. At this time, the company has two employees who work primarily on servicing customer accounts.

          Synergy 2000's management and human resources consulting services are handled by the officers of the company. These consulting services provide practical, value-added services and business solutions for complex workforce-related issues in preparation for the Year 2000 and beyond. Client services include: Employee Relations Strategies, Audits, and Solutions; Management and Employee Development for the Year 2000 Workforce; Organizational Development and Change; Management for Companies in Transition (Mergers and Acquisitions, Consolidations, Growth); Customer Focused Quality Improvement Strategies; Large scale recruiting; Technological Solutions for User-Friendly Communications; Human Resources Outsourcing and Staff Augmentation; and Company Relocations.

          The plan of development of the company includes product development for the insurance industry and intentions to leverage the Year 2000 assignments into long term outsourcing, systems development and consulting relationships.

          The company began operations in January of 1997. Most of the company's billing of $477,111 were issued in the later half of the year. Sources of income included approximately 10 different clients with no one client accounting for more than 35% of total revenue. Billings for contract personnel and management consulting accounted for the vast majority of revenue.

          Salaries of $222,300 represented 47% of total operating expenses of $473,519. Operating expenses included $92,225 in travel expense (19% of operating expense), a requirement of the business, because clients may be located in any area of the country. The company should continue to see labor and salaries as the largest expense.

          Net income of $2,155 was recorded for the year. Although earnings are indicated for the year, the company is still in the development stage. Management does not represent that Synergy 2000 has passed the breakeven point for operating revenue to exceed expenses. Additional future developmental costs could result in unexpected losses.

          Cash flow from operations was negative at ($47,149), but the company ended the year with a cash balance of $137,612. Sales of common stock during 1997 netted $176,800 in cash which offset other cash depletions. Accounts receivable collections have been satisfactory with <11% extending over 60 days past due.

          Management is not aware of any negative trends or uncertainties which would likely have material impact on short-term or long-term liquidity. Synergy 2000 anticipates meaningful growth in revenue and income in 1998. The company's business is not seasonal in nature.


Item 3.   Description of Property.

          The Company rents executive office space in Washington, D.C. and Pasadena, CA on a month-to-month basis. The officers also operate offices from their homes. No property is owned directly by the company.


Item 4.   Security Ownership of Certain Beneficial Owners and Management.

          Shareholders   owning  more  than  5%  of  the  common  stock  of  the
          corporation and the number and percent of outstanding shares owned as of December 31, 1997 are as follows:


                                                                      Percentage
                                                Number of            of Company
           Name of Shareholder                  Shares Owned*        Owned
         ---------------------------------------------------------------------

           Eli Dabich, Jr.                      3,780,000            36%
           601 Pennsylvania Avenue NW # 900
           Washington, D.C.   20004

           Jeanette T. Smith                    2,520,000            24%
           225 South Lake Avenue, M129
           Pasadena, CA  91101

           Michael York                         2,200,000            21%
           160 Cypress Avenue
           Hermosa Beach, CA  90254

          (For purposes of calculation of beneficial ownership, no persons other than those listed own 5% or more of the securities issued and outstanding. If multiple members of the William E. Tabor immediate and extended family and recipients of charitable stock gifts made by Tabor are added, the collective group associated with Tabor owns approximately 652,500 common shares representing 6.1% ownership of common stock.)


Item 5.   Directors, Executive Officers, Promoters and Control Persons.


          Eli Dabich, Jr.        - President and Director
          Jeanette Tebrich Smith - Exec. Vice President, Secretary and Director
          Virgil Pittman         - Director

          ELI DABICH, JR. is President and a Director of Synergy 2000. He oversees operations and participates in sales and marketing activities. A 1963 graduate of the U. S. Naval Academy, Dabich earned his B.S. in Engineering and served in the Navy, initially as a naval aviator. He earned the M. S. degree in Administration from George Washington University in 1970, and during the period from 1968-1970, he taught chemistry and computer science at the Naval Academy.

          From 1970-74, Dabich served as a marketing representative with IBM. From 1974-82, he worked as senior vice president of Sun Life Insurance Company in Baltimore, where he was responsible for data processing and administrative services. From 1982-88, Dabich served as executive vice president for administration and finance for Maryland Casualty Company. There, he was responsible for over 600 people and a budget of $50 million. Responsibilities included information systems, human resources, agency automation, software development, and systems and administration. From 1988-90, he served as National Director of Insurance Consulting for Coopers & Lybrand.

          From 1990-93, Dabich was senior vice president of Nationale Nederlanden, North American Corporation, in Washington, DC. There, he was responsible for the operations of thirteen property and casualty insurance companies in the US and Canada having $2.5 billion in premium revenue. From 1993-95, Dabich served as senior vice president and Chief Administrative Officer for TIG Insurance Company (a TransAmerica Insurance company), where he was responsible for administrative services, human resources, information systems and other related duties. In 1996 in Baltimore, Dabich started a personal consulting practice in the field of information processing, which ultimately led into the development of a network of professional information systems practitioners and the development of Synergy 2000.

          JEANETTE  TEBRICH  SMITH,  Executive Vice  President,  Secretary and a
          Director of Synergy 2000 serves the company in operations and administration. She earned the B.A. degree in History/Education at UCLA and worked for Greyhound Personnel Services from 1977-80, where she served as regional manager. From 1980-86, Smith served as Vice President Human Resources & Administration for Bekins Moving and Storage in Glendale, CA. There, she directed human resources for headquarters and field locations. From 1986-95, Smith served as Assistant Vice President, Human Resources, for TransAmerica Insurance Company in Los Angeles, CA, where she provided support to field human resource managers nationally. Her key responsibilities included enhancement of employee relations, training, salary and benefits administration, organization development and employment.

          In 1995, Jeanette Tebrich Smith formed a personal consulting practice and network in association with Eli Dabich and others. She consulted in the areas of corporate restructures and relocation, human resources, team building, recruiting, resolution of employee conflicts, and other related topics. The consulting practice led to recruiting of computer programming specialists needed by customers to resolve computer date-change program problems. In 1997, she joined Synergy 2000.


          VIRGIL L. PITTMAN,  JR. is a director of Synergy 2000. He received his
          B. S. degree in Physics and Math from Northwestern Louisiana State University in Natchitoches, LA in 1964. He joined the Navy and worked in data gathering and systems development. He has held several management positions in the insurance field including vice presidential posts with USAA, Equitable, and Nationwide Insurance. In 1987, he joined Fireman's Fund Insurance where he serves today as Senior Vice President. There, he is responsible for management of billing and collection of $3 billion in annual premiums for the company. He is widely known for his experience and capability in the information management field. He became a director of Synergy 2000 in 1997.

Item 6.   Executive Compensation.

          The President  and Executive  Vice  President  have signed  employment agreements with the Company. Copies of these agreements are included the in Exhibit 4. At this writing, the Company has not entered into agreements with these two officers for any compensation other than direct salary and cash bonuses to be determined by the Board of Directors on a case by case basis, consistent with company financial performance. Accordingly, no deferred compensation plans, stock options, formulae-based bonus plans, restricted stock awards, stock appreciation rights (SARs), or long-term incentive plan (LTIP) payouts are in effect. No officers, directors or executives other than the President and the Executive Vice President currently have compensation agreements with the company.

          Eli Dabich, Jr., President of Synergy 2000, receives an annualized salary of $110,000, and Jeanette T. Smith, Executive Vice President, receives an annualized salary of $106,000. No agreement is in effect which would require increases in the compensation paid.

          In 1997,  both  executive  officers  received  restricted  stock as an
          incentive  and  in  consideration   of  their   willingness  to  delay
          implementation of a more structured compensation plan.

                  Compensation   of   non-executive   directors   has  not  been
established.




Item 7.   Certain Relationships and Related Transactions.

          Disclosure as to relationships existing among officers,  directors and
          ----------------------------------------------------------------------
          shareholders:
          -------------

          On the date of incorporation, February 21, 1996, five million (5,000,000) shares were issued to the initial officer, director, and founder of the corporation, William E. Tabor. On October 1, 1996, four million shares (4,000,000) were issued to Corporate Service Group
          (controlled  by  Tabor)  for  corporate   development  and  management
          support.

          On January 17, 1997, current management joined the company and obtained control of the company from Corporate Service Group and Tabor. Of the 9,000,000 shares owned by Corporate Service Group and

          William E. Tabor, a total of 8,500,000 shares were returned to the treasury and cancelled. New management acquired 6,300,000 shares. Eli Dabich, Jr., current President and Director, received 3,780,000 shares of common stock at par value totalling $3,780, and Jeanette T. Smith, current Executive Vice President, received 2,520,000 shares of common stock at par value totalling $2,520.

          Business  relationships  exist  between the  officers  and  directors.
          Dabich, Smith and Pittman (a Director) had prior business relationships. Other shareholders had a prior association with Dabich.

          Numerous family ties and personal relationships exist among and between the non-management shareholders associated with the company's initial incorporator, William E. Tabor. Non-management shareholders, including Tabor, do not have a voice in the operations of the company; however, Corporate Service Group (a Tabor affiliate) performs services for Synergy 2000 for a fee. Total fees earned by Corporate Service Group from Synergy 2000 in 1997 were $77,451. An additional $8,500 was paid for redemption and cancellation of shares. No accurate projection of 1998 fees can be made at this time; however, fees to Corporate Service Group are expected to be less than $35,000.


Item 8.   Legal Proceedings.

          No  legal   proceedings  are  currently   on-going,   contemplated  or
          threatened.


Item 9.   Market for Common Equity and Related Stockholder Matters.


          The common stock of Synergy 2000 began trading in October of 1997 on the Over-the-Counter stock market known as the Nasdaq Bulletin Board. On March 28, 1998, the closing price of the common stock was $5.25 bid, $5.75 asked. The quarterly range between closing bid and closing ask prices for the quarter recently ended provided by National Quotation Bureau is shown below based upon data first available as of October 2, 1997:

                                  1997                       1998
                              4th Quarter                1st Quarter
                              High       Low            High         Low
                              ----       ---            ----         ---
          BID                4.437      2.125           5.50        4.375
          ASK                4.625      4.125           6.25        4.875

          These Over-The-Counter  market quotations reflect inter-dealer prices,
          without   retail   mark-up,   mark-down  or  commission  and  may  not
          necessarily represent actual transactions.

Item 10.  Recent Sales of Unregistered Securities.

          On the date of incorporation, February 21, 1996, five million (5,000,000) restricted common shares were issued to the initial officer, director, and founder of the corporation, William E. Tabor
          III. On October 1, 1996, four million restricted common shares (4,000,000) were issued to Corporate Service Group (Tabor is a beneficial owner of Corporate Service Group) for corporate development and management support. Total consideration for the sale was $4,500.

          A total of 1,500,000 (post-split) shares were issued pursuant to a stock offering and sale in New York, Florida, Canada and Greece, pursuant to *504 (D). These shares are not restricted. Total consideration paid was $7,500.

          On January 17, 1997, current management joined the company and obtained control of the company from Corporate Service Group and the initial officer and director. Of the 9,000,000 shares owned by Corporate Service Group and William E. Tabor, a total of 8,500,000 shares were returned to the treasury and cancelled. New management acquired 6,300,000 shares for $6,300 and sold 2,200,000 shares for $90,000 to Michael York.

          In September of 1997, the company sold 125,000 restricted common shares to George Stephanopoulos for $125,000. An additional sale of 12,500 restricted common shares was made to Ron Huffman in return for $12,500. Huffman subscribed to an additional 112,500 shares totalling $112,500, but these shares have not yet been issued or paid for.

          As of December 31, 1997, there were 10,637,500 common shares outstanding, of which 9,137,500 were restricted shares and 1,500,000 were free-trading. Current management owns 6,300,000 of the issued and outstanding shares.

          (NOTE: On December 31, 1996, the company implemented a 2-for-1 forward stock split without change in the par value of the stock. All references to stock amounts have been adjusted to reflect the 2-for-1 stock split.)



Item 11.  Description of Securities (Common Stock to be Registered).

          The Company is authorized to issue 25,000,000 shares of Common Stock, par value $0.001 per share. At the close of business on December 31, 1997, there were 10,637,500 shares of Common Stock outstanding. Of the outstanding shares, a total of 1,500,000 were held by the general public.

          Holders of Common Stock are entitled to one vote per share on all matters concerning which shareholders are entitled to vote. Cumulative voting in the election of directors is not permitted. As a result, the holders of more than 50% of the outstanding shares have the power to elect all directors. The quorum required at a shareholders' meeting is a majority of the shares entitled to vote, represented in person or by proxy. If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on a matter is required for shareholder approval.

          Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available thereof and after payment of dividends, if any, due on any outstanding shares of Preferred Stock. Upon liquidation of the Company, such holders would share ratably in the assets, if any, remaining after payment of all debts and liabilities and after satisfaction of the liquidation preference of any outstanding shares of Preferred Stock. Holders of Common Stock do not have preemptive, conversion or redemption rights.

          Transfer Agent

               The transfer agent and registrar for the Company's Common and Preferred Stock is Securities Transfer Corporation, P. O. Box 701629, Dallas, TX 75370.

          Paying Agent

               The Company will act as the Paying Agent for any dividends.

               No Other Classes of Shares Authorized or Issued

               No preferred shares are to be registered. The Company has not authorized or issued any classes of Preferred Stock and none are being registered hereby.


Item 12.  Indemnification of Directors and Officers.

As permitted by Delaware law, the Company's Articles and Certificate of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.



Item 13.  Financial Statements and Exhibits.

          (1) 1996 and 1997 Audited Financial Statement including Income Statement, Cash Flows and Changes in Shareholder Equity, including 1998 Interim Unaudited Financial Statement including Balance Sheet and Statements of Income, Cash Flows and Changes in shareholder Equity.



Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

          No change in accountants has occurred and no disagreements have occurred.



Item 15. Financial Statements and Exhibits.

          1.   Articles of Incorporation and By-Laws

          2.   Instrument defining rights of holders.

          3.   Statement Regarding Computation of Earnings per Share.

          4.   Employment Agreements of Eli Dabich, Jr. and Jeanette T. Smith.

          5.   Company Contract with International Paper.

          6.   Company Contract with Marsh and McLennan.

          7.   Company Contract with Zenith Insurance Company.

          8.   License Agreement of Argos 2000, a majority-owned subsidiary.

          F-1. Audit Report for 1996 and 1997, including Interim Unaudited
               Financial Statements for the first and second quarter of 1998.



Item 2.   Description to Exhibits  (reciting exhibit numbers
            specified by Regulation S-B).

          2. No Plan of Reorganization has been approved and no exhibit is included.

          3.   Articles of Incorporation and By-laws.

          4.   Instrument defining rights of holders.

          9. No voting trust agreement has been made and no exhibit is included.

          10.  Material Contracts.

          11.  Statement: regarding computation of earnings per share.

          16.  Letter  on  change  in  certifying  accountant  is not  required,
               because  no  change  has  occurred;   therefore,  no  exhibit  is
               included.

          21. The company has no subsidiaries; therefore, no exhibit is provided.

          24.  A power of attorney was not used, and no exhibit is provided.

          27. Financial Data Schedule. No exhibit is included for this item which is for electronic filers only.

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



(Registrant)          SYNERGY 2000, Inc.
             -------------------------------------------
Date                  July 23, 1998
             -------------------------------------------
By                    /S/  Eli Dabich, Jr.
             -------------------------------------------
                      Eli Dabich, Jr. as President

                               SYNERGY 2000, INC.
                              Financial Statements
                           December 31, 1997 and 1996

                               SYNERGY 2000, INC.
                              Financial Statements










         Contents                                                 Page No.


Report of Independent Auditors                                     F-1

Balance Sheets                                                     F-2

Statements of Operations                                           F-3

Statements of Stockholders' Equity                                 F-4

Statements of Cash Flows                                           F-5

Notes to Financial Statements                                      F-6

Notes to Financial Statements (Continued)                          F-7

Consolidated Balance Sheets                                        F-8

Consolidated Statements of Operations                              F-9

Consolidated Statements of Stockholders' Equity                    F-10

Consolidated Statements of Cash Flows                              F-11

Consolidated Notes to Financial Statements                         F-12

Consolidated Notes to Financial statements (Continued)             F-13

Milner, Bales and company                                 Stephen D. Milner, CPA
Certified Public Accountants                           G. Marvin Bales, CPA, CFP

17 Toy street
Greenville, South Carolina 29601
(864) 233-5984
Fax (864) 233-7751


                         REPORT OF INDEPENDENT AUDITORS
                         ------------------------------



  Board of Directors
  Synergy 2000, Inc.

  We have audited the accompanying balance sheets of Synergy 2000, Inc. (a development stage company through December 31, 1996) as of December 31, 1997 and 1996, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 1997 and the period of inception to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synergy 2000, Inc., at December 31, 1997 and 1996, and the results of its operations and its cash flows for the year ended December 31, 1997 and the period of inception to December 31, 1996, in conformity with generally accepted accounting principles.




  MILNER, BALES AND COMPANY
  Greenville, South Carolina
  April 30, 1998

MEMBER AMERICAN INSTITUE OF CERTIFIED PUBLIC ACCOUNTANTS & SOUTH CAROLINA ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS


                               SYNERGY 2000, INC.
                                Balance Sheets
                           December 31, 1997 and 1996

                                                             1997         1996
                                                           ---------    ---------
ASSETS

     Current Assets:
         Cash                                              $ 137,612    $  12,000
         Accounts Receivable                                  64,024        ---
                                                           ---------    ---------
         Common Stock Subscriptions Receivable               112,500      250,000
                                                           ---------    ---------

              Total Current Assets                           314,136      262,000

     Equipment, Net                                            3,635        ---
                                                           ---------    ---------
     Organization Costs, Net
                                                                 136          179
                                                           ---------    ---------

              Total Assets                                 $ 317,907    $ 262,179
                                                           =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY

     Current Liabilities:
         Accounts Payable                                  $   5,273    $     600
         Accrued Payroll Taxes                                10,395        ---
                                                           ---------    ---------

              Total Current Liabilities                       15,668          600


     Deferred Income Taxes                                     1,007        ---

     Stockholders' Equity:
         Common Stock, Par Value $.001;
            Authorized 25,000,000 Shares;
            Issued and Outstanding 10,637,500 Shares at
            December 31, 1997 and 10,500,000 Shares
            at December 31, 1996                              10,637       10,500
         Common Stock Subscribed, 112,500 Shares at
            December 31, 1997 and 250,000 shares at
            December 31, 1996                                112,500      250,000
         Capital in Excess of Par Value of Common Stock      236,663
                                                                            1,500
         Retained (Deficit)                                  (58,568)
                                                                             (421)
                                                           ---------    ---------

              Total Stockholders' Equity                     301,232      261,579
                                                           ---------    ---------

              Total Liabilities and Stockholders' Equity   $ 317,907    $ 262,179
                                                           =========    =========

See accompanying notes to financial statements.

                               SYNERGY 2000, INC.
                            Statements of Operations
                    For the Year Ended December 31, 1997 and
                   the date of Inception to December 31, 1996



                                          1997       1996
                                        --------   --------

Fees Billed                             $480,335   $  ---


Operating Expenses:
       Salaries                          222,391      ---
       Contract Services                  37,451      ---
       Taxes and Licenses                 12,044      ---
       Auto and Truck                      7,661      ---
       Travel and Business                92,225      ---
       Meals and Entertainment             7,748      ---
       Advertising                        28,177      ---
       Professional Fees                  15,279      ---
       Rent                                5,778      ---
       Repairs and maintenance               260      ---
       Telephone                          11,607      ---
       Supplies                           11,343      ---
       Insurance                          11,163      ---
       Postage                             2,449      ---
       Dues and Subscriptions              2,079      ---
       Investor Relations                  5,125      ---
       Filing Fees                         5,260      ---
       Miscellaneous                         935        421
                                        --------   --------
                                         478,975        421
                                        --------   --------

Net Income (Loss) Before Income Taxes      1,360       (421)

Provision for Income Taxes                 1,007       --
                                        --------   --------

Net Income (Loss)                       $    353   $   (421)
                                        ========   ========








See accompanying notes to financial statements.


                               SYNERGY 2000, INC.
                       Statements of Stockholder's Equity
                 For the Date of Inception to December 31, 1997



                                                     Capital                 Total
                                         Common     In Excess                Stock-
                           Common          Stock      of Par    Retained    holders'
                            Stock      Subscribed     Value     (Deficit)    Equity
                         ----------   -----------  ----------   ---------   ----------

Balance -
 Date of Inception       $    --      $    --      $    --      $    --      $    --

     Shares Sold             5,250         --          6,750         --         12,000
     Shares Subscribed        --        250,000         --           --        250,000
     Shares Split            5,250         --         (5,250)        --           --
     Net Loss                 --           --           --           (421)        (421)
                         ---------    ---------    ---------    ---------    ---------

Balance -
 December 31, 1996          10,500      250,000        1,500         (421)     261,579



     Shares Sold             9,380         --        104,420         --        113,800
     Subscriptions
        Received               137     (137,500)     137,363         --           --
     Shares Redeemed        (9,380)        --         (6,620)     (58,500)     (74,500)
     Net Income               --           --           --            353          353
                         ---------    ---------    ---------    ---------    ---------

Balance -
 December 31, 1997       $  10,637    $ 112,500    $ 236,663    $ (58,568)   $ 301,232
                         =========    =========    =========    =========    =========










See accompanying notes to financial statements.



                               SYNERGY 2000, INC.
                            Statements of Cash Flows
                    For the Year Ended December 31, 1997 and
                   the date of Inception to December 31, 1996




                                                                            1997        1996
                                                                        ---------    --------

CASH FLOWS FROM OPERATING ACTIVITIES:
      Net Income (Loss)                                                 $     353    $    (421)

      Adjustments to Reconcile Net Income (Loss) to Net Cash
       Provided by (Used) in Operating Activities:
            Depreciation                                                      404         --
            Amortization                                                       43           36
            Increase in Accounts Receivable                               (64,024)        --
            Increase in Accounts Payable                                    4,673          600
            Increase in Accrued Payroll Taxes                              10,395         --
            Increase in Deferred Income Taxes                               1,007         --
                                                                        ---------    ---------

                  Net Cash Provided by (Used) in Operating Activities     (47,149)         215
                                                                        ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Acquisition of Equipment                                              (4,039)        --
      Organization Costs                                                     --           (215)
                                                                        ---------    ---------

                  Net Cash Used in Investing Activities                    (4,039)        (215)
                                                                        ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Issuance of Stock                                                   251,300       12,000
      Redemption of Stock                                                 (74,500)        --
                                                                        ---------    ---------

                  Net Cash Provided by Financing Activities               176,800       12,000
                                                                        ---------    ---------


NET INCREASE IN CASH                                                      125,612       12,000

CASH - BEGINNING                                                           12,000         --
                                                                        ---------    ---------

CASH - ENDING                                                           $ 137,612    $  12,000
                                                                        =========    =========





See accompanying notes to financial statements.

                               SYNERGY 2000, INC.
                          Notes to Financial Statements
                                December 31, 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
This summary of significant accounting policies of Synergy 2000, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations - The Company was incorporated on February 20, 1996 in the state of Delaware and was a development stage company through December 31, 1996. It began operations in 1997 as an information systems integrator and management consulting firm providing value added technology and management solutions for companies to prepare them tactically and strategically for the Year 2000 and beyond. The Company offers a suite of products and services for solving systems' problems related to the Year 2000 and the inability to process computer application code with date-related fields. The Company provides services to clients throughout the nation, as well as some foreign markets. Since the Company's clients include all industries, its ability to collect amounts due from them as a result of extending them credit, is not affected by economic fluctuations in any particular industry.

Depreciation - The Company's equipment is depreciated using the straight-line method. Depreciation expense totalled $404 for the year ended December 31, 1997 and $0 for the period of inception to December 31, 1996.

Organization Costs - Organization costs ($215) are being amortized using the straight-line method over 60 months. Amortization expense charged to operations amounted to $43 for the year ended December 31, 1997 and $36 for the date of inception to December 31, 1996. Accumulated amortization was $79 at December 31, 1997 and $36 at December 31, 1996.

Deferred Income Taxes - For income tax reporting, the Company uses accounting methods that recognizes depreciation sooner than for financial statement reporting and does not recognize income and certain expenses until received or paid. As a result, the basis of equipment, accounts receivable, and certain accrued expenses for financial reporting exceeds its tax basis. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions, and increased income for tax purposes.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.


                               SYNERGY 2000, INC.
                    Notes to Financial Statements (Continued)
                                December 31, 1997


NOTE 2 - EQUIPMENT
         ---------
 Equipment consists of the following:

                                                                      1997                1996
                                                                  -------------       -------------

                    Computer Equipment                              $  4,039           $   ---
                    Accumulated Depreciation                            (404)              ---
                                                                  =============       =============
                                                                    $  3,635                ---
                                                                  =============       =============

NOTE 3 - INCOME TAXES
         ------------
The provision for income taxes consists of the following:

                                                                      1997                1996
                                                                  -------------       -------------
                    Current                                         $   ---             $  ---
                    Deferred                                           1,007               ---
                                                                  =============       =============
                                                                    $  1,007            $  ---
                                                                  =============       =============


The tax provision differs from the expense that would result from applying statutory rates to income before income taxes because of nondeductible meals and entertainment of $3,874.

NOTE 4 - STOCKHOLDERS' EQUITY
Common Stock - For the year ended December 31, 1997, the Company sold 9,380,000 shares of its $.001 par value common stock for a total price of $113,800. Additionally, the Company redeemed 9,380,000 shares for a total price of $74,500.

On September 9, 1996, the Company sold 750,000 shares of its $.001 per value common stock in the state of New York, pursuant to a registration with the New York Department of Law and pursuant to a Section 504 (D) exemption with the United States Securities and Exchange Commission, for a total price of $7,500.

Common Stock Split - On December 31, 1996, the Company approved a 2-for-1 common stock split.

Common Stock Subscribed - On December 31, 1996, 250,000 shares of the Company's $.001 par value common stock was subscribed to for a total price of $250,000. For the year ended December 31, 1997, $137,500 of the subscriptions were received. The remaining $112,500 was outstanding at December 31, 1997.

Net Income (Loss) Per Share - Net income (loss) per common share has not been computed since it is not significant.

                        SYNERGY 2000, INC. AND SUBSIDIARY
                     Consolidated Balance Sheets (Unaudited)


                                                       June 30,      March 31,
                                                         1998           1998
                                                      ----------   ----------
ASSETS

Current Assets:
     Cash                                             $  118,721   $   13,276
     Accounts Receivable                                 523,083       93,705
     Common Stock Subscriptions Receivable               112,500      112,500
                                                      ----------   ----------
        Total Current Assets                             754,304      219,481

Equipment, Net                                             4,054        4,280

Other Assets:
     Intangible Asset, Net                               960,784         --
     Organization Costs, Net                                 115          125
                                                      ----------   ----------

        Total Other Assets                               960,899          125
                                                      ----------   ----------

        Total Assets                                  $1,719,257   $  223,886
                                                      ==========   ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
     Accounts Payable                                 $  180,473   $    5,273
     Accrued Payroll Taxes                                11,726       14,681
     Accrued Income Taxes                                 95,171         --
                                                      ----------   ----------

        Total Current Liabilities                        287,370       19,954

Minority Interest in Consolidated Subsidiary             471,445         --

Stockholders' Equity:
     Common Stock, Par Value $.001;
        Authorized 25,000,000 Shares;
        Issued and Outstanding 10,637,500 Shares          10,637       10,637
     Common Stock Subscribed, 112,500 Shares             112,500      112,500
     Capital in Excess of Par Value of Common Stock      726,663      236,663
     Retained Earnings (Deficit)                         110,642     (155,868)
                                                      ----------   ----------

        Total Stockholders' Equity                       960,442      203,932
                                                      ----------   ----------

        Total Liabilities and Stockholders' Equity    $1,719,257   $  223,886
                                                      ==========   ==========


See accompanying notes to financial statements.



                        SYNERGY 2000, INC. AND SUBSIDIARY
                Consolidated Statements of Operations (Unaudited)


                                             Six Months  Three Months  Three Months
                                               Ended        Ended         Ended
                                              June 30,     June 30,      March 31,
                                               1998         1998         1998
                                            ------------ ------------ ------------


Fees Billed                                  $ 999,669    $ 926,447    $  73,222

Operating Expenses:
     Salaries                                  121,520       60,760       60,760
     Contract Services                         447,928      438,058        9,870
     Taxes and Licenses                         10,590        5,892        4,698
     Auto and Truck                              1,395         --          1,395
     Travel and Business                        26,784       15,227       11,557
     Meals and Entertainment                     1,277          442          835
     Advertising                                58,260        9,935       48,325
     Professional Fees                          14,248        4,500        9,748
     Rent                                        5,914        2,985        2,929
     Telephone                                  10,575        5,140        5,435
     Supplies                                    9,291        3,029        6,262
     Insurance                                  20,118       16,435        3,683
     Postage                                     1,802          697        1,105
     Dues and Subscriptions                        652          120          532
     Investor Relations                          4,416          326        4,090
     Miscellaneous                                 864          559          305
                                             ---------    ---------    ---------
                                               735,634      564,105      171,529
                                             ---------    ---------    ---------

Net Income (Loss) Before Income Taxes          264,035      362,342      (98,307)

Income Tax (Expense) Benefit                   (94,164)     (95,171)       1,007
                                             ---------    ---------    ---------

Net Income (Loss) Before Minority Interest     169,871      267,171      (97,300)

Minority Interest in Net Income (Loss)            (661)        (661)        --
                                             ---------    ---------    ---------

Consolidated Net Income (Loss)               $ 169,210    $ 266,510    $ (97,300)
                                             =========    =========    =========







See accompanying notes to financial statements.



                             SYNERGY 2000, INC. AND SUBSIDIARY
                 Consolidated Statements of Stockholders' Equity (Unaudited)


                                                      Capital                  Total
                                         Common       In Excess   Retained     Stock-
                            Common       Stock        of Par      Earnings     holders'
                            Stock        Subscribed   Value       (Deficit)    Equity
                            ----------   ----------   ---------   --------     -------
Balance -
  December 31, 1997          $  10,637   $ 112,500   $ 236,663   $ (58,568)   $ 301,232

        Net Loss                  --          --          --       (97,300)     (97,300)
                             ---------   ---------   ---------   ---------    ---------

Balance -
  March 31, 1998                10,637     112,500     236,663    (155,868)     203,932

        Sale of Subsidiary
          Common Stock            --          --       490,000        --        490,000
        Net Income
                                  --          --          --       266,510      266,510
                             ---------   ---------   ---------   ---------    ---------

Balance -
  June 30, 1998              $  10,637   $ 112,500   $ 726,663   $ 110,642    $ 960,442
                             =========   =========   =========   =========    =========
















See accompanying notes to financial statements.


                        SYNERGY 2000, INC. AND SUBSIDIARY
                Consolidated Statements of Cash Flows (Unaudited)


                                                     Six Months   Three Months  Three Months
                                                       Ended        Ended          Ended
                                                      June 30,     June 30,      March 31,
                                                        1998         1998           1998
                                                     ----------   ------------ -------------

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Income (Loss)                               $ 169,871    $ 267,171    $ (97,300)
     Adjustments to Reconcile Net Income (Loss)
       to Net Cash Provided by (Used) in Operating
       Activities:
         Depreciation                                      444          226          218
         Amortization                                       21           10           11
         Increase in Accounts Receivable              (459,059)    (429,378)     (29,681)
         Increase in Accounts Payable                  175,200      175,200         --
         Increase (Decrease) in Accrued Payroll
           Taxes                                         1,331       (2,955)       4,286
         Decrease in Deferred Income Taxes              (1,007)        --         (1,007)

         Increase in Accrued Income Taxes               95,171       95,171         --
                                                     ---------    ---------    ---------

             Net Cash Provided by (Used) in
               Operating Activities                    (18,028)     105,445     (123,473)
                                                     ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Acquisition of Equipment                             (863)        --           (863)
                                                     ---------    ---------    ---------

             Net Cash Used in Investing Activities        (863)        --           (863)
                                                     ---------    ---------    ---------

NET (DECREASE) INCREASE IN CASH                        (18,891)     105,445     (124,336)

CASH - BEGINNING                                       137,612       13,276      137,612
                                                     ---------    ---------    ---------

CASH - ENDING                                        $ 118,721    $ 118,721    $  13,276
                                                     =========    =========    =========










See accompanying notes to financial statements.

                        SYNERGY 2000, INC. AND SUBSIDIARY
             Consolidated Notes to Financial Statements (Unaudited)
                                  June 30, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
This summary of significant accounting policies of Synergy 2000, Inc. and subsidiary (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its 51% owned subsidiary, Argos 2000, Inc. All significant intercompany transactions and balances have been eliminated.

Nature of Operations - The Company is an information systems integrator and management consulting firm providing value added technology and management solutions for companies to prepare them tactically and strategically for the Year 2000 and beyond. The Company offers a suite of products and services for solving systems' problems related to the Year 2000 and the inability to process computer application code with date-related fields. The Company provides services to clients throughout the nation, as well as some foreign markets. Since the Company's clients include all industries, its ability to collect amounts due from them as a result of extending them credit, is not affected by economic fluctuations in any particular industry.

Depreciation - The Company's equipment is depreciated using the straight-line method. Depreciation expense totalled $444 for the six months ended June 30, 1998.

Intangible  Asset - In June  1998,  Argos  2000,  Inc.  acquired  an  exclusive, non-transferable, license, throughout the world, to market a fully automated, year 2000 compatible, policy administration system designed for the auto insurance industry. This intangible asset will be amortized using the straight-line method over 10 years.

Organization Costs - Organization costs ($215) are being amortized using the straight-line method over 60 months. Amortization expense charged to operations amounted to $21 for the six months ended June 30, 1998.
Accumulated amortization was $100 at June 30, 1998.

Deferred Income Taxes - For income tax reporting, the Company uses accounting methods that recognizes depreciation sooner than for financial statement reporting and does not recognize income and certain expenses until received or paid. As a result, the basis of equipment, accounts receivable, and certain accrued expenses for financial reporting exceeds its tax basis. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions, and increased income for tax purposes.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

                        SYNERGY 2000, INC. AND SUBSIDIARY
             Consolidated Notes to Financial Statements (Unaudited)
                                   (Continued)
                                  June 30, 1998


NOTE 2 - ACQUISITION
During the second quarter of 1998, the Company acquired 51% of Argos 2000, Inc. (a start-up corporation), which was incorporated under the laws of the state of Delaware for the purpose of marketing year 2000 compatible policy administration software to the auto insurance industry. The Company issued 200,000 shares of its $.001 par value common stock for its 51% interest. The investment was recorded at the estimated fair value, at the date of acquisition, of the common stock issued by the Company since it was more clearly evident.


NOTE 3 - EQUIPMENT Equipment consists of the following:

[OBJECT OMITTED]

NOTE 4 - INCOME TAXES
The income tax provision consists of the following:

[OBJECT OMITTED]
The income tax provision differs from the expense that would result from applying statutory rates to income before income tax because of nondeductible meals and entertainment of $639.


NOTE 5 - STOCKHOLDERS' EQUITY
Common Stock Subscribed - On December 31, 1996, 250,000 shares of the Company's $.001 par value common stock was subscribed to for a total price of $250,000. For the year ended December 31, 1997, $137,500 of the subscriptions were received. The remaining $112,500 was outstanding at June 30, 1998.

Net Income (Loss) Per Share - Net income (loss) per common share has not been computed since it is not significant.


NOTE 6 - RELATED PARTY TRANSACTIONS
During the second quarter of 1998, the Company paid Argos 2000, Inc. $37,664 for services provided to the Company.